UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of June, 1998



                                TELEGLOBE INC.
                (Translation of registrant's name into English)

      1000, rue de La Gauchetiere ouest, Montreal, Quebec H3B 4X5 Canada
                   (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F____   Form 40-F   X
                                                ---

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes _____ No   X
                                           ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act, of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          TELEGLOBE INC.



                          By:  /s/ Andre Bourbonnais
                               ---------------------
                             Name:   Andre Bourbonnais
                             Title:  Vice-President, Legal Affairs and
                                       Corporate Secretary



Date:       June 24, 1998